3Q26
Earnings **Release**

Agi Inc.

agi
agibank
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Introduction

São Paulo, November 11, 2026 – Agi Inc. (“Agi”), a leading technology-powered provider of specialized financial services in Brazil, invites the investor community to its 2026 third quarter earnings release. Agi listed at the New York Stock Exchange on February 11, 2026, under the ticker ‘AGBK’, after the Initial Public Offering. Agi Inc. is the holding company of Banco Agibank S.A. (“Agibank”) and its subsidiaries.

Letter from the Founder

To Our Stakeholders,

We are pleased to present our third-quarter results, which reflect disciplined execution and our unwavering commitment to long-term value creation.

The third quarter of 2026 began to deliver on the inflection point we discussed in our previous earnings reports. This quarter was marked by strong financial performance across key metrics, such as 62.8% QoQ growth in Earnings Before Taxes (EBT) and 37.8% QoQ growth in Net Income, to R$276.0 million, our best quarterly net income year to date. Our financial results and growth acceleration are anchored on the three core values that guide our long-term strategy:

·	We live for the customers – prioritizing the client in all of our business decisions

·	We win with technology – to continuously enhance our technology capabilities to create value and leverage AI

·	We promote an entrepreneurial culture – to diversify and grow, with disciplined focus on long-term returns for our shareholders.

To execute our core values, Agi is organized in a corporate structure of Business Units, which are supported by an AI-driven technology platform, designed to streamline operating costs and enhance the profitability of our business strategies.

2

In September, our active customer base reached 8.3 million, after adding nearly 700 thousand net new active clients during the quarter, with both metrics reaching all-time highs for the Company. In June, we also became the sixth-largest payer of INSS benefits in Brazil, further strengthening our strategy within the country's social security ecosystem, and placing Agi among the leading institutions in the INSS benefits and payroll ecosystem, a market traditionally dominated by incumbent banks.

Our credit portfolio continued its upward trajectory, capturing an additional 40bps QoQ of market share in the INSS Payroll Credit segment to reach 10.0% by the end of September. Agi’s first ever double-digit share of payroll loans is a testament to the resilience of our business model and our ability to continue gaining share despite a challenging macroeconomic environment. This performance also demonstrates our ability to adapt rapidly to structural and regulatory changes. It also reinforces our confidence in Agi’s return to strong growth, ahead of much of the market.

We have advanced our Bank by Subscription strategy, as Agi+ proved to be another highlight of the third quarter, with over 700 thousand as of this earnings release. With high penetration on clients with principal relationship, we began to collect the results of this project to diversify and increase revenues without capital allocation. Agi+ represents a relevant model of predictable revenue generation, while offering a low-cost and high-value solution for our customers, being an important tool to keep engagement and principality high.

Building on our principle of leveraging technology and AI to build upon our business, Agi appointed Rafael Siqueira as its new Chief Technology Officer. The executive’s arrival underscores Agi’s priority of advancing the artificial intelligence strategy, evolving the bank’s data architecture and platforms, developing digital products, and strengthening technology teams. He will also be tasked with increasing the integration between technology and other business areas, transforming opportunities identified by the teams into scalable solutions. This evolution may be converted into efficiency gains and scalability in the long term.

3

We are confident that the inflection point we presented in 2Q26 has materialized, with the seeds planted in the first half of 2026 bearing fruit in 3Q26 and beyond. Although our year-to-date results still carry the cost of the first-half regulatory transition, the third quarter marks a clear change in direction: Customer acquisition, credit origination, product activity, and fee revenues have translated into higher operational results and net income.

On October 27, 2026, we announced Agi’s share repurchase program of up to three million Class A shares, with a duration of one year, reflecting the conviction of the Board of Directors and Management in the long-term value of the company and in the strength of its business model, while preserving the capital required to fund our growth.

Looking ahead, Agi will continue to execute its business plan, focused on long-term value creation for its clients, employees, and all stakeholders.

Marciano Testa

Founder and CEO of Agi Inc.

4

Quarterly Highlights

Key Figures (R$ millions)	3Q26	2Q26	Var.%	3Q25	Var.%	9M26	9M25	Var.%
Total Active Clients ('000)	8,267.8	7,589.0	8.9%	6,391.5	29.4%	8,267.8	6,391.5	29.4%

Total Revenues	3,216.3	3,171.0	1.4%	2,800.4	14.9%	9,383.8	7,735.8	21.3%
Net Interest Income	1,318.5	1,300.9	1.4%	1,197.8	10.1%	3,887.9	3,529.4	10.2%
Earnings Before Taxes	187.2	115.0	62.8%	219.2	-14.6%	518.2	1,098.8	-52.8%
Net Income	276.0	200.3	37.8%	210.5	31.1%	662.8	831.8	-20.3%
Interest Bearing Assets*	45,890.5	43,698.6	5.0%	38,303.6	19.8%	45,890.5	38,303.6	19.8%
Gross Credit Portfolio	38,761.1	37,075.8	4.5%	34,461.4	12.5%	38,761.1	34,461.4	12.5%
Net Equity	5,059.5	4,799.2	5.4%	3,087.7	63.9%	5,059.5	3,087.7	63.9%

ROAE LTM	21.0%	21.6%	-0,6 p.p	38.9%	-17,9 p.p	21.0%	38.9%	-17,9 p.p
Earnings per Share (R$)	1.73	1.25	37.9%	1.56	10.9%	4.30	6.24	-31.2%
NIM Annualized	11.8%	12.0%	-0,2 p.p	12.9%	-1,1 p.p	11.9%	14.2%	-2,3 p.p
Operating Efficiency Ratio	44.2%	48.9%	-4,7 p.p	47.6%	-3,4 p.p	45.5%	41.5%	4 p.p
NPL > 90 days	3.5%	3.3%	0,2 p.p	2.6%	0,9 p.p	3.5%	2.6%	0,9 p.p
Capital Adequacy Ratio (Basel III)	18.1%	18.7%	-0,6 p.p	13.7%	4,4 p.p	18.1%	13.7%	4,4 p.p

Smart Hubs (#)	1,115	1,115	0.0%	1,101	1.3%	1,115	1,101	1.3%
Headcount (#)	5,031	5,068	-0.7%	5,062	-0.6%	5,031	5,062	-0.6%

*Interest-Bearing Assets: from 1Q26 earnings on, the line ‘Debentures’ is being excluded from calculation, as its outstanding balance in Assets stems from issuances collateralized by credit portfolio, destined for funding, and has null impact on Net Interest Income. From 3Q26 earnings on, the line ‘Repurchase Agreements’ is being subtracted from Interest-Bearing Assets, as its balance refers to short-term treasury operations. This has been reflected in the previous quarters for proper comparison.

5

Performance Evolution

Our third quarter performance expanded upon the groundwork laid by the first half of 2026 to deliver the best quarter of 2026 thus far. Even as the payroll lending market navigated a period of turmoil, we sustained high origination volumes and continued to gain share in our core segments, a direct result of the operational speed and competitive advantage of our hybrid, 100% proprietary platform relative to other players. The Private Payroll Loan portfolio continued to be a driver of growth, posting once again its highest single-quarter growth on record in 3Q26, underpinned by better credit quality metrics in the cohorts originated under our refined credit models, which reinforce the profitability and durability of this expansion.

Gross credit origination exceeded R$10 billion, while customer acquisition once again reached an all-time high. Private Payroll originations grew 41.7% QoQ, while fee revenues grew 80.1% quarter over quarter. In terms of earnings, Earnings Before Taxes grew 62.8% versus the previous quarter, with Net Income reaching R$276.0 million in 3Q26, growing 37.8% QoQ, and delivering Agi’s best bottom line result year to date.

Agi’s resilience was tested through the regulatory landscape turmoil in the first half of 2026. Despite the industry-wide disruption, our origination continued to grow, with net origination increasing 19.4% QoQ, and growth accelerated across several priority products, leading to an additional 100bps of market share in INSS Payroll Credit since March 2026, bringing our market share to 10.0%, our first double-digit share ever. We consider this a significant achievement and clear evidence of our ability to adapt faster than the competition.

Fee revenues were another important highlight of the quarter, reaching R$244.1 million in the third quarter, increasing 80.1% QoQ and 29.8% YoY and providing one of the clearest indications of the recovery in business activity. Growth was driven primarily by insurance brokerage and by the first quarter of Agi+ revenues. Since fee revenues are not subject to provisioning dynamics associated with credit growth, they provide a more immediate view of operating momentum. Based on its initial performance and pace of sales, Agi+ is set to become an additional driver of recurring fee revenue in the following quarters.

Agi presents its third quarter results from a position of strength. Having navigated significant regulatory transition in the industry – while simultaneously gaining market share and managing credit quality – we move to the last quarter of 2026 with clear operating momentum and a solid base from which to expand operations and deliver results. With Agi+ live and growing rapidly, we are positioned to convert the foundations of a subscription bank into accelerating growth and profitability, compounding long-term value for our shareholders.

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Summary of Quarterly Results

Clients. Total Active Client base grew by 29.4% year-over-year, reaching 8.3 million by the end of 3Q26. For the purposes of our high-touch strategy, we define "active clients" as those holding at least one product as of the quarter’s end. Our strategy continues to drive deep engagement; average product penetration for customers with principality - defined as those who receive their payroll via Agi - exceeds five products. Notably, for our mature cohorts (customers with a tenure exceeding one year), this figure rises to over seven products, highlighting the significant cross-selling potential embedded in our business model. In June, Agi became the sixth-largest payer of Social Security benefits in Brazil, now serving approximately 1.7 million clients with principality and further reinforcing our commitment to this vital segment of the population. Agi’s Net Promoter Score (NPS) for clients with principality in September 2026 was 78 points, evidencing our high level of engagement and customer satisfaction in our service channels.

Agi+, our new membership product, continued to grow sharply in August and September, reaching over 700 thousand subscribers as of the date of this release. Agi+ is also an important driver of customer retention, engagement, and cross-selling. Estimates from initial usage display that the most commonly activated benefits were mobile top-ups, pharmacy discounts, meals & restaurants, beauty & wellness, and fashion & apparel.

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 Credit

Credit Portfolio (R$ million)	3Q26	2Q26	Var.%	3Q25	Var.%
Secured Credit	34,257.4	32,599.5	5.1%	29,713.2	15.3%
Payroll Credit	30,678.2	28,905.6	6.1%	26,042.1	17.8%
INSS	28,041.3	27,154.4	3.3%	24,883.6	12.7%
Private	2,258.0	1,406.8	60.5%	979.8	130.5%
Public	378.9	344.4	10.0%	178.7	112.1%
Payroll Credit Cards	2,453.0	2,490.1	-1.5%	2,350.4	4.4%
FGTS	1,126.2	1,203.8	-6.4%	1,320.8	-14.7%
Unsecured Credit	4,503.7	4,476.3	0.6%	4,748.1	-5.1%
Personal Credit	4,461.6	4,431.2	0.7%	4,687.3	-4.8%
Credit Cards	42.1	45.1	-6.7%	60.8	-30.8%
Credit Portfolio	38,761.1	37,075.8	4.5%	34,461.4	12.5%
Loss Provisions - Loan Portfolio	(2,144.2)	(2,226.7)	-3.7%	(2,114.5)	1.4%
Net Credit Portfolio	36,616.9	34,849.2	5.1%	32,346.9	13.2%
NPL>90 days (%)	3.5%	3.3%	0,2 p.p	2.6%	0,9 p.p
Coverage Ratio (%)	157.0%	182.6%	-25,6 p.p	236.9%	-79,9 p.p
Cost of Risk LTM (%)	6.1%	5.9%	0,2 p.p	5.4%	0,7 p.p

Total portfolio grew 4.5% QoQ and 12.5% YoY, reaching R$38.8 billion. Our portfolio is strategically balanced between Secured Loans (88%, R$34.3 billion) and Unsecured Loans (12%, R$4.5 billion), serving Social Security beneficiaries alongside public and private sector employees. We believe this composition provides a sound balance of profitability, credit quality, and long-term client loyalty.

INSS Payroll Credit grew 3.3% QoQ and 12.7% YoY. The Desenrola 2.0 program introduced regulatory adjustments in May - including a reduction in the payroll installment limit (from 45% to 40% of monthly income), an extension of maximum contract terms (from 96 to 108 months), and additional formalization requirements on the client side. While these changes caused temporary challenges for market-wide origination, they were reversed at the end of August 2026 as the program’s term ended. Our ability to navigate the payroll credit landscape and our competitive resilience resulted in a 100bps market share gain since March 2026, reaching 10.0% by September 2026.

Private Payroll Credit grew 60.5% QoQ to R$2.3 billion, while new originations continued to grow in the quarter, with monthly originations stabilizing between R$250 million and R$300 million. This growth is supported by refined credit modeling, which has significantly enhanced the quality of new cohorts. We maintain our appetite for the product and view this segment as a key driver of future profitability.

Public Payroll Credit grew 10.0% QoQ and 112.1% YoY. While this remains a less representative portfolio, it continues to be a product with great potential for growth. We are actively developing our offerings across different public sector institutions to pave the way to increase our credit distribution footprint in the future.

Personal Loans grew 0.7% QoQ. While originations for this unsecured portfolio have surpassed previous quarters, the outstanding balance remained stable in 3Q26, reflecting the shorter duration of these loans (under 12 months). The Personal Loans product is exclusively offered to customers with principality, which substantially reduces credit risk, and continues to be an important driver of profitability and cross-selling.

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Credit Origination. Originations grew materially in 3Q26, growing 42.5% QoQ and 76.5% YoY, reaching R$10.2 billion, the highest in the last six quarters. Net Credit Origination grew 19.4% QoQ, to R$3.3 billion, driving the expansion of our outstanding portfolio. Agi’s core competitive advantage lies in our hybrid, 100% proprietary platform integrating physical and digital channels, which fosters higher product penetration, superior credit quality, and increased customer lifetime value.

Credit Quality. Our Non-Performing Loans over 90 days (NPL>90) ratio reached 3.5% by the end of September 2026 - a 0.2 p.p. increase QoQ, mainly due to a credit mix effect, considering a higher share of Private Payroll Loans. The Cost of Risk (LTM) was 6.1%, up 0.2 p.p. QoQ, with provisioning expenses related to expected losses being impacted by a higher pace of origination in the quarter, while our Coverage Ratio (Provisions over NPL>90) was 157.0%, a decrease of 25.6 p.p. QoQ, reflecting the increase in NPLs while remaining at a comfortable level. We remain confident in the quality of our portfolio: 88% is allocated to secured products such as Payroll Loans, and our credit indicators have moved at a slower pace than the market’s.

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Funding

Funding	3Q26	2Q26	Var.%	3Q25	Var.%
Demand customer deposits	650.8	566.2	14.9%	360.1	80.7%
Time Deposits - CDB	14,111.3	14,788.1	-4.6%	16,945.7	-16.7%
Time Deposits - DPGE	2,519.0	2,332.2	8.0%	1,766.7	42.6%
Financial Bills and CDI	9,315.6	8,336.1	11.8%	6,281.4	48.3%
Collateralized Issuances	11,508.9	12,072.7	-4.7%	9,308.9	23.6%
Foreign Loans	2,697.8	1,502.5	79.5%	668.9	303.3%
Total Deposits	40,803.3	39,597.8	3.0%	35,331.8	15.5%
Share of Retail Funding (%)	36.2%	38.8%	-2.6 p.p.	49.0%	-12.8 p.p.
Share of Institutional Funding (%)	63.8%	61.2%	2.6 p.p.	51.0%	12.8 p.p.
Loans to Deposits Ratio (%)	95.0%	93.6%	1.4 p.p.	97.5%	-2.5 p.p.

Funding. Agi maintains a long-standing presence in the Brazilian credit market as a frequent issuer of debt securities, with the primary objective of diversifying funding sources to support the sustainable growth of our loan operations. Our Asset & Liability Management (ALM) strategy remains conservative, effectively matching the durations and indexation of our secured credit portfolios with their respective funding sources. This approach provides a structural hedge, protecting our spreads against market and interest rate volatility, while providing the liquidity and balance-sheet flexibility required to support the renewed origination momentum.

Debt Issuances in Brazil. At the beginning of October, Agibank successfully executed another debt issuance to increase its funding base. These recurring issuances underscore our continued access to competitive funding and our status as a recurring issuer in the Brazilian debt market, ensuring the liquidity necessary to accelerate credit origination and gain market share.

  FIDC Agibank III: Agibank’s third FIDC, successfully structured in August, totaling R$2.1 billion. This instrument features a 132-month maturity and an ‘AAA.br’ rating issued by Moody’s Local. It is a collateralized issuance backed by payroll loan contracts and was issued at a rate of CDI + 1.05% per year. The FIDC III was consolidated at Sep 30, and the transaction settled on October 1, 2026, therefore the proceeds will be fully reflected in the 4Q26 financial statements.

Credit Ratings. In August, Agibank received its third ratings upgrade in 2026, from S&P Global, from ‘brAA-’ to ‘brAA’. With this, Agibank has received credit ratings upgrades from all three core agencies, each to their respective ‘AA’ level: in July, Fitch Ratings upgraded Agibank’s rating from ‘AA-(bra)’ to ‘AA(bra)’, and in June Moody’s Local upgraded the bank’s rating from ‘AA-.br’ to ‘AA.br’. In general, the upgrades reflect the bank’s strengthened credit profile, driven by robust loan portfolio growth, improved capital levels, and enhanced corporate governance following Agi’s NYSE listing. Agi’s management expects this rating improvement to further bolster market confidence in our hybrid digital-physical business model, facilitating greater diversification of funding alternatives and optimizing cost of capital.

Agency	Long-Term National Rating	Short-Term National Rating	Outlook
Fitch Ratings	AA(bra)	F1+(bra)	Stable
Moody’s Local	AA.br	MLA-1.br	Stable
S&P Global	brAA	-	Stable

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Financial Results

Net Interest Margin - Quarterly	3Q26	2Q26	Var.%	3Q25	Var.%
Interest from Loans	2,371.1	2,316.2	2.4%	2,262.8	4.8%
Interest from Cash and Gains on Financial Assets	601.1	719.3	-16.4%	349.5	72.0%
Interest Expenses	(1,653.7)	(1,734.6)	-4.7%	(1,414.5)	16.9%
Net Interest Income (a)	1,318.5	1,300.9	1.4%	1,197.8	10.1%
Average Secured Loans	33,428.4	31,656.9	5.6%	27,918.3	19.7%
Average Unsecured Loans	4,490.0	4,630.3	-3.0%	4,612.1	-2.6%
Average Other Interest-Bearing Assets*	6,876.1	7,181.4	-4.3%	4,496.8	52.9%
Average Interest-Bearing Assets (b)	44,794.6	43,468.6	3.1%	37,027.1	21.0%
Share of Average Secured Loans	74.6%	72.8%	1,8 p.p.	75.4%	-0,8 p.p.
Share of Average Unsecured Loans	10.0%	10.7%	-0,7 p.p.	12.5%	-2,5 p.p.
Share of Average Other Interest-Bearing Assets*	15.4%	16.5%	-1,1 p.p.	12.1%	3,3 p.p.
NIM - (a)/(b) - Annualized	11.8%	12.0%	-0,2 p.p.	12.9%	-1,1 p.p.
NIM - (LTM)	12.0%	12.3%	-0,3 p.p.	14.8%	-2,8 p.p.
Provision Expenses (c)	(614.1)	(562.2)	9.2%	(443.1)	38.6%
NIM after provisions - ((a)+(c))/(b) - Annualized	6.3%	6.8%	-0,5 p.p.	8.2%	-1,9 p.p.
NIM after provisions - LTM	6.8%	7.3%	-0,5 p.p.	9.9%	-3,1 p.p.

Net Interest Margin - First Nine Months	9M26	9M25	Var.%
Interest from Loans	6,899.5	6,255.0	10.3%
Interest from Cash and Gains on Financial Assets	2,004.0	770.3	160.2%
Interest Expenses	(5,015.6)	(3,495.9)	43.5%
Net Interest Income (a)	3,887.9	3,529.4	10.2%
Average Secured Loans	31,891.4	24,638.0	29.4%
Average Unsecured Loans	4,656.2	4,493.0	3.6%
Average Other Interest-Bearing Assets	7,014.5	3,941.9	77.9%
Average Interest-Bearing Assets (b)	43,562.1	33,072.9	31.7%
Share of Average Secured Loans	73.2%	74.5%	-1,3 p.p.
Share of Average Unsecured Loans	10.7%	13.6%	-2,9 p.p.
Share of Average Other Interest-Bearing Assets	16.1%	11.9%	4,2 p.p.
NIM - (a)/(b) - Annualized	11.9%	14.2%	-2,3 p.p.
NIM - (LTM)	12.0%	14.8%	-2,8 p.p.
Provision Expenses (c)	(1,675.3)	(1,156.0)	44.9%
NIM after provisions - ((a)+(c))/(b) - Annualized	6.8%	9.6%	-2,8 p.p.
NIM after provisions - LTM	6.8%	9.9%	-3,1 p.p.

Net Interest Margin. The quarterly annualized NIM, net of provisions, decreased 50bps QoQ, to 6.3%, while NIM before provisions decreased 20bps, to 11.8%. Core lending dynamics improved in the quarter: interest from loans grew 2.4% QoQ while interest expenses declined 4.7%. The compression came mainly from the credit mix, and from provision expenses growing 9.2% alongside the acceleration in origination – provisions on new vintages are recognized upfront, while their revenues accrue over the life of the loans. Nevertheless, there is room for interest margins to recover in the future as these vintages mature, subject to market and interest-rate conditions.

*Other Interest-Bearing Assets: from 1Q26 earnings on, the line ‘Debentures’ is being excluded from calculation, as its outstanding balance in Assets stems from issuances collateralized by credit portfolio, destined for funding, and has null impact on Net Interest Income. From 3Q26 earnings on, the line ‘Repurchase Agreements’ is being subtracted from Interest-Bearing Assets, as its balance refers to short-term treasury operations. This has been reflected in the previous quarters for proper comparison.

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Operating Efficiency Ratio - Quarterly	3Q26	2Q26	Var.%	3Q25	Var.%
Personnel Expenses	(116.8)	(131.5)	-11.2%	(141.4)	-17.4%
Selling, general and administrative expenses	(466.6)	(470.1)	-0.8%	(390.5)	19.5%
Depreciation and Amortization	(57.6)	(57.8)	-0.3%	(51.3)	12.3%
Other income (expenses)	5.1	10.1	-49.5%	(18.7)	-127.3%
Total Expenses (a)	(635.8)	(649.3)	-2.1%	(601.9)	5.6%
Operating Income (NII + Fees)	1,562.5	1,436.4	8.8%	1,385.9	12.7%
Tax expenses	(125.4)	(109.9)	14.1%	(121.7)	3.0%
Operating Income + Tax expenses (b)	1,437.1	1,326.5	8.3%	1,264.2	13.7%
Operating Efficiency Ratio - (a)/(b)	44.2%	48.9%	-4,7 p.p.	47.6%	-3,4 p.p.
Operating Efficiency Ratio - LTM	43.7%	44.5%	-0,8 p.p.	42.9%	0,8 p.p.

Operating Efficiency Ratio - First Nine Months	9M26	9M25	Var.%
Personnel Expenses	(338.9)	(372.9)	-9.1%
Selling, general and administrative expenses	(1,318.5)	(1,039.3)	26.9%
Depreciation and Amortization	(169.1)	(146.7)	15.3%
Other income (expenses)	(1.8)	(38.4)	-95.2%
Total Expenses (a)	(1,828.3)	(1,597.2)	14.5%
Operating Income (NII + Fees)	4,368.2	4,239.9	3.0%
Tax expenses	(346.3)	(387.9)	-10.7%
Operating Income + Tax expenses (b)	4,021.9	3,851.9	4.4%
Operating Efficiency Ratio - (a)/(b)	45.5%	41.5%	4.0 p.p.
Operating Efficiency Ratio - LTM	43.7%	42.9%	0,8 p.p.

Fees. Fee Revenues grew 80.1% QoQ, driven by (i) insurance brokerage commissions, and (ii) Agi+ memberships.

Efficiency. The Operating Efficiency Ratio for 3Q26 was 44.2%, a 470bps improvement QoQ. This was driven primarily by (i) revenue growth, led by Fee Revenues; and (ii) controlled operating expenses, with SG&A flat QoQ and Personnel expenses 11.2% lower QoQ, reflecting lower accruals for annual bonuses. Efficiency Ratio has potential to continue improving in the coming quarters as the financial returns from portfolio growth emerge, together with the increase in Fee Revenues generated from insurance brokerage and membership subscriptions.

Profitability. Earnings Before Taxes were R$187.2 million, up 62.8% QoQ, and Net Income was R$276.0 million, up 37.8% QoQ and 31.1% YoY, with an annualized 3Q26 Return on Equity of 22.4%, 5.5 p.p. above 2Q26. We believe the third quarter reflects the returning growth of Agi’s operation, with the earnings contribution from recent customer acquisition and new loan vintages building progressively. Income tax was a benefit of R$88.8 million in the quarter, comprising a current tax expense of R$64.1 million and a deferred tax benefit of R$153.0 million. The tax-efficient allocation of IPO proceeds and Agibank’s cash into eligible instruments, remains a feature of our capital management.

Capital. The Capital Adequacy Ratio (CAR) was 18.1% at the end of 3Q26, with a Tier I capital ratio of 17.2%. Risk-Weighted Assets grew primarily from (i) Credit Risk-weighted Assets (RWAc) from the expansion of the Credit Portfolio, (ii) Operational Risk-weighted Assets (RWAo), which are recalculated every six months under the regulatory model and increased with the growth of the business. These figures reflect the capital allocation from Agi Inc.’s consolidated financial statements, incorporating the proceeds from the IPO into Referential Equity. Agi’s track record of delivering high ROE continues to support a self-sustainable approach to capital generation, ensuring we remain well-positioned for future growth, with our capital position allowing us to continue investing in customer growth and technology while maintaining disciplined focus on long-term returns. The table below presents the Capital Adequacy Ratio at the Agi Inc level from 1Q26 on.

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Capital*	3Q26	2Q26	Var.%	3Q25	Var.%
Referential Equity	5,348.2	5,250.6	1.9%	3,429.7	55.9%
Referential Equity - Tier I	5,077.7	4,924.8	3.1%	3,110.4	63.3%
Common Equity	4,839.9	4,696.6	3.1%	3,110.4	55.6%
Complementary Capital	237.8	228.3	4.2%	-	-
Referential Equity - Tier II	270.5	325.8	-17.0%	319.4	-15.3%
Risk-weighted Assets	29,509.9	28,035.8	5.3%	24,959.1	18.2%
Credit Risk-weighted Assets	24,496.4	23,921.8	2.4%	22,511.7	8.8%
Market Risk-weighted Assets	462.0	441.5	4.6%	149.8	208.4%
Operational Risk-weighted Assets	4,551.5	3,672.6	23.9%	2,297.6	98.1%
RBAN	1,510.9	756.7	99.7%	526.7	186.9%
Capital Adequacy Ratio - Regulatory Limit = 10.5%	18.1%	18.7%	-0.6 p.p.	13.7%	4.4 p.p.
Tier I - Regulatory Limit = 8.0%	17.2%	17.6%	-0.4 p.p.	12.5%	4.7 p.p.
Tier II	0.9%	1.2%	-0.3 p.p.	1.3%	-0.4 p.p.
Expanded Capital Adequacy Ratio (RE/(RWA+RBAN))	17.2%	18.2%	-1.0 p.p.	13.5%	3.7 p.p.

Liquidity Coverage Ratio	3Q26	2Q26	Var.%	3Q25	Var.%
High-Quality Liquid Assets	2,126.5	2,141.5	-0.7%	1,537.5	38.3%
Potential Cash Outflows	306.5	292.6	4.8%	554.2	-44.7%
LCR (%) Regulatory Limit = 100%	693.8%	731.9%	-38.1 p.p.	277.4%	416.4 p.p.

* For 4Q25 and previous quarters, the Capital Adequacy Ratio refers to Banco Agibank SA. From 1Q26 on, it refers to the Capital Adequacy Ratio of Agi Inc.

13

Consolidated Financial Statements 3Q26 - Agi Inc – IFRS

For 4Q25 and earlier quarters, Agi Financial Holding - IFRS

Balance Sheet

ASSETS	3Q26	2Q26	Var.%	3Q25	Var.%
Cash and cash and equivalents	462.0	752.1	-38.6%	300.4	53.8%
Financial Assets Measured At Fair Value Through Profit Or Loss	4,391.4	1,890.8	132.2%	1,177.7	272.9%
Financial Assets Measured At Amortized Cost	46,267.7	45,288.5	2.2%	40,202.5	15.1%
Securities	4,001.0	4,279.8	-6.5%	2,364.2	69.2%
Debentures	5,649.9	6,159.5	-8.3%	5,491.4	2.9%
Loans to customers	38,761.1	37,075.8	4.5%	34,461.4	12.5%
(-) Provision for Expected Loss	(2,144.2)	(2,226.7)	-3.7%	(2,114.5)	1.4%
Deferred Tax Assets	1,505.3	1,318.5	14.2%	1,220.7	23.3%
Property and Equipment	103.7	101.9	1.7%	76.2	36.1%
Intangible Assets	224.4	227.7	-1.4%	190.2	18.0%
Right-of-use assets	191.0	201.0	-5.0%	210.0	-9.1%
Other Assets	1,433.6	1,328.5	7.9%	1,490.8	-3.8%
Total Assets	54,579.2	51,109.0	6.8%	44,868.4	21.6%

LIABILITIES	3Q26	2Q26	Var.%	3Q25	Var.%
Financial Liabilities At Amortized Cost	34,714.9	31,397.9	10.6%	29,240.2	18.7%
Demand customer deposits	650.8	566.2	14.9%	360.1	80.7%
Funds from acceptances and issuance of securities	6,706.5	6,285.0	6.7%	5,758.6	16.5%
Time customer deposits	18,459.1	18,414.8	0.2%	18,710.6	-1.3%
Debt issued and other borrowed funds	780.2	756.6	3.1%	509.1	53.3%
Loans and borrowing LP	2,697.8	1,502.5	79.5%	668.9	303.3%
Repurchase Agreements	1,725.0	300.0	475.0%	-
Debentures (from Repurchase Agreements)	3,619.9	3,491.2	3.7%	3,146.5	15.0%
Interbank transactions	75.2	81.6	-7.9%	86.4	-12.9%
Other unitholders	0.3	-		-
Derivatives	526.1	270.3	94.7%	96.3	446.5%
Provision For Contingencies	338.5	322.5	5.0%	388.6	-12.9%
Other Liabilities	912.2	798.4	14.3%	1,162.6	-21.5%
Liabilities related to credit assignments	12,641.0	13,158.1	-3.9%	10,285.9	22.9%
Lease liabilities	228.1	237.9	-4.1%	244.8	-6.8%
Deferred tax liabilities	158.8	124.8	27.3%	362.5	-56.2%
Total Liabilities	49,519.7	46,309.8	6.9%	41,780.8	18.5%

EQUITY	3Q26	2Q26	Var.%	3Q25	Var.%
Controlling interests	5,059.5	4,799.2	5.4%	3,089.2	63.8%
Share capital and premium reserve	3,911.0	3,911.0	0.0%	1,693.0	131.0%
Reserves	519.2	519.2	0.0%	869.6	-40.3%
Retained earnings	662.8	386.8	71.3%	-
Treasury shares	(32.9)	(17.0)	94.0%	529.7	-106.2%
Other Comprehensive income	(0.6)	(0.8)	-26.0%	(3.1)	-79.8%
Non - Controlling Interests	-	-		(1.6)	-100.0%
Total Equity	5,059.5	4,799.2	5.4%	3,087.7	63.9%
Total Liabilities and Equity	54,579.2	51,109.0	6.8%	44,868.4	21.6%

14

Consolidated Financial Statements 3Q26 - Agi Inc – IFRS

For 4Q25 and earlier quarters, Agi Financial Holding - IFRS

Income Statement

P&L - Quarterly	3Q26	2Q26	Var.%	3Q25	Var.%
Total Revenues	3,216.3	3,171.0	1.4%	2,800.4	14.9%
Interest Revenues	2,924.7	2,830.1	3.3%	2,529.5	15.6%
Interest on Cash	553.6	513.9	7.7%	266.7	107.6%
Interest from Loan Operations	2,371.1	2,316.2	2.4%	2,262.8	4.8%
Interest expense using the effective interest method	(1,653.7)	(1,734.6)	-4.7%	(1,414.5)	16.9%
Gains (losses) on financial assets at fair value through profit or loss*	47.5	205.3	-76.9%	82.8	-42.7%
Net interest income	1,318.5	1,300.9	1.4%	1,197.8	10.1%
Commissions, banking fees and other revenues from services	244.1	135.6	80.1%	188.0	29.8%
Operating revenues	1,562.5	1,436.4	8.8%	1,385.9	12.7%
Allowance for loan losses	(614.1)	(562.2)	9.2%	(443.1)	38.6%
Personnel expenses	(116.8)	(131.5)	-11.2%	(141.4)	-17.4%
Selling, general and administrative expenses	(466.6)	(470.1)	-0.8%	(390.5)	19.5%
Tax expenses	(125.4)	(109.9)	14.1%	(121.7)	3.0%
Depreciation and amortization	(57.6)	(57.8)	-0.3%	(51.3)	12.3%
Operating expenses	(1,380.5)	(1,331.6)	3.7%	(1,147.9)	20.3%
Net Operating Income	182.0	104.8	73.6%	237.9	-23.5%
Other income (expenses), net	5.1	10.1	-49.5%	(18.7)	-127.3%
Earnings Before Taxes	187.2	115.0	62.8%	219.2	-14.6%
Current income tax and social contribution	(64.1)	84.5	-175.9%	(178.5)	-64.1%
Deferred income tax and social contribution	153.0	0.8	18240.0%	169.8	-9.9%
Net Income	276.0	200.3	37.8%	210.5	31.1%
Effective Tax Rate	-47.5%	-74.2%	26,7 p.p	4.0%	-51,4 p.p

P&L - First Nine Months	9M26	9M25	Var.%
Total Revenues	9,383.8	7,735.8	21.3%
Interest Revenues	8,464.9	6,810.7	24.3%
Interest on Cash	1,565.4	555.6	181.7%
Interest from Loan Operations	6,899.5	6,255.0	10.3%
Interest expense using the effective interest method	(5,015.6)	(3,495.9)	43.5%
Gains (losses) on financial assets at fair value through profit or loss*	438.6	214.6	104.3%
Net interest income	3,887.9	3,529.4	10.2%
Commissions, banking fees and other revenues from services	480.3	710.5	-32.4%
Operating revenues	4,368.2	4,239.9	3.0%
Allowance for loan losses	(1,675.3)	(1,156.0)	44.9%
Personnel expenses	(338.9)	(372.9)	-9.1%
Selling, general and administrative expenses	(1,318.5)	(1,039.3)	26.9%
Tax expenses	(346.3)	(387.9)	-10.7%
Depreciation and amortization	(169.1)	(146.7)	15.3%
Operating expenses	(3,848.2)	(3,102.7)	24.0%
Net Operating Income	520.1	1,137.2	-54.3%
Other income (expenses), net	(1.8)	(38.4)	-95.2%
Earnings Before Taxes	518.2	1,098.8	-52.8%
Current income tax and social contribution	(159.4)	(471.4)	-66.2%
Deferred income tax and social contribution	303.9	204.3	48.8%
Net Income	662.8	831.8	-20.3%
Effective Tax Rate	-27.9%	24.3%	-52,2 p.p

*As a managerial adjustment, the line “Gains (Losses) on financial assets at fair value through profit or loss” was moved to represent a more accurate view on total “Net Interest Income” for the periods.

15

Disclaimer

This Earnings Release speaks at the date hereof and AGI Inc (the "Company") is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This Earnings Release contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included in the Company's filings with the U.S. Securities and Exchange Commission. This presentation and the related earnings call include our financial outlook for the next quarters. This financial outlook reflects management's current expectations and assumptions -- including, among others, assumptions regarding the trajectory of Brazil's benchmark interest rate (Selic), the pace of credit originations, the regulatory environment governing payroll-linked lending (including the INSS framework), and general macroeconomic conditions in Brazil -- and is not a guarantee of future performance. The financial outlook is only effective as of the date given and should not be considered updated or affirmed unless and until the Company publicly announces an updated or affirmed financial outlook.

The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe", "may", "might", "can", "could", "is designed to", "will", "aim", "estimate", "continue", "anticipate", "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. See the Company's filings with the U.S. Securities and Exchange Commission for reconciliations of these non-IFRS metrics to the most directly comparable IFRS metrics. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.

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About Agi

Agi strives for a banking experience that welcomes and encourages all Brazilians through a unique business model in Brazil, created to serve a public that represents the majority of the Brazilian population, whose needs are still far from the priorities of large banks and exclusively digital banks. We fill a gap in the market by serving, with quality and dignity, a public that often feels invisible.

Our hybrid model combines the best of both worlds: a complete, light, fast, and easy digital bank, with physical branches that provide a welcoming, agile, and accessible face-to-face experience for all Brazilians. We develop personalized solutions and a simple, inclusive journey for customers who are not digital natives, ensuring a significant competitive advantage. This approach allows us to acquire more customers, build lasting relationships, and strengthen our growth trajectory.

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Investor **Relations**

MARCELLO WINIK DUBEUX
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